Filed pursuant to Rule 433

January 3, 2017

Relating to

Preliminary Prospectus Supplement dated January 3, 2017

to

Prospectus dated September 23, 2016

Registration Statement No. 333-213765-04

Duke Energy Florida, LLC
First Mortgage Bonds,

$250,000,000 1.85% Series due 2020
$650,000,000 3.20% Series due 2027

Pricing Term Sheet

Issuer:	Duke Energy Florida, LLC

Trade Date:	January 3, 2017

Settlement Date:	January 6, 2017; T + 3

Ratings (Moody’s/S&P/Fitch)*:	A1/A/A (stable/negative/stable)

Interest Payment Dates:	January 15 and July 15, beginning on July 15, 2017

Security Description:	First Mortgage Bonds, 1.85% Series due 2020 (the “2020 Mortgage Bonds”)	First Mortgage Bonds, 3.20% Series due 2027 (the “2027 Mortgage Bonds”)

Principal Amount:	$250,000,000	$650,000,000

Maturity Date:	January 15, 2020	January 15, 2027

Price to Public:	99.886% per 2020 Mortgage Bond, plus accrued interest, if any, from January 6, 2017	99.940% per 2027 Mortgage Bond, plus accrued interest, if any, from January 6, 2017

Coupon:	1.85%	3.20%

Benchmark Treasury:	1.375% due December 15, 2019	2.000% due November 15, 2026

Benchmark Treasury Yield:	1.489%	2.457%

Spread to Benchmark Treasury:	+40 bps	+75 bps

Yield to Maturity:	1.889%	3.207%

Redemption Provisions/ Make-Whole Call:	Redeemable at the Treasury Rate +7.5 bps.

At any time before October 15, 2026 (which is the date that is three months prior to maturity of the 2027 Mortgage Bonds (the “2027 Par Call Date”)), redeemable at the Treasury Rate +15 bps. At any time on or after the 2027 Par Call Date, redeemable at par.

CUSIP / ISIN:	26444H AB7 / US26444HAB78	26444H AC5 / US26444HAC51

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Scotia Capital (USA) Inc. TD Securities (USA) LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC DNB Markets, Inc. The Williams Capital Group, L.P.

Junior Co-Managers:	Lebenthal & Co., LLC Mischler Financial Group, Inc.

*  Security ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930, TD Securities (USA) LLC toll free at 1-855-495-9846, UBS Securities LLC toll free at 1-888-827-7275 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.